[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 8, 2010

VIA EDGAR, E-MAIL AND FEDERAL EXPRESS

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C.  20549-3628

Re:      Airgas, Inc.
File No. 1-09344

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company” or “Airgas”), at the request of the Staff of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”), I am writing to confirm my oral responses to the Staff’s comments orally conveyed to the undersigned on September 14, 2010.

In response to the Staff’s first comment, that we confirm that neither Airgas nor its representatives had communicated with any Airgas shareholders or investors prior to the Airgas Annual Meeting held on September 15, 2010, terms relating to possible share repurchases or other transactions, including the possible refinancing of indebtedness, that are more specific than the information publicly disclosed by Airgas in its filings with the Commission, we confirm that neither Airgas nor its representatives acting on its behalf provided any more specific commitments or terms than had been previously publicly disclosed by Airgas.  We would note that there was immense pressure from arbitrageurs for the Company to make such commitments and disclose other terms but it did not do so despite threats from such arbitrageurs to vote against the Company.

Mellissa Campbell Duru, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
November 8, 2010

In response to the Staff’s second comment, we confirm that if Airgas provides terms regarding any specific recapitalization transaction to any shareholders, Airgas will fulfill its obligations under the tender offer rules and the proxy rules and make all required filings with the Commission.

                             *        *        *

The Company has authorized us to advise the Staff that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.  I apologize for the delay in providing this written confirmation.

                                                                        Very truly yours,

                                                                        David A. Katz

cc:          Daniel A. Neff, Esq. (Wachtell, Lipton, Rosen & Katz)

               Robert H. Young, Jr. (Airgas, Inc.)